March 16, 2009

COVER LETTER BY EDGAR

SUPPLEMENTAL MATERIALS BY HAND DELIVERY

Jeffrey P. Riedler, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

101 F. Street, N.E., Mail Stop 6010

Washington, D.C. 20549

Re:	Cell Therapeutics, Inc.
Registration Statement on Form S-3
Filed February 17, 2009
File No. 333-157376

Dear Mr. Riedler:

This letter sets forth the response of Cell Therapeutics, Inc. (the “Company”) to the comment set forth in the staff’s letter dated March 2, 2009 in connection with the registration statement on Form S-3 filed by the Company with the Securities and Exchange Commission on February 17, 2009 (the “Registration Statement”). For ease of reference, we have set forth the comment in the staff’s letter followed by the company’s response.

Where You Can Find More Information, page 33.

1.	Comment: We note that your registration statement incorporates by reference your consolidated financial statements from your Annual Report on Form 10-K for the year ended December 31, 2007. These financial statements are now stale. We will not be in a position to declare your registration statement effective until you have filed your consolidated financial statements for the year ended December 31, 2008. When you have filed your Form 10-K for the year ended December 31, 2008, please amend your registration statement to incorporate the Form 10-K by reference. Your filing must be complete before we take final action on the registration statement.

Response: Upon the filing of its Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”), the Company will file a pre-effective amendment to the Registration Statement which will, inter alia, amend the Registration Statement to incorporate by reference the 2008 Form 10-K.

If you have any questions about this filing, please contact me at the number indicated above or Karen Dempsey of this office at (415) 773-4140.

Very truly yours,

/s/ Lynne T. Hirata
Lynne T. Hirata

cc:	Mr. Scot Foley
Ms. Suzanne Hayes
Karen Dempsey, Esq.